Rec'd 1/24/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07002396

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JAN 2 9 2007
503

SEC FILE NUMBER
8-26804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 AND ENDING 11/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS Securities Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of Americas
(No. and Street)

New York,	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Farrell (212) 276-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 9 2007
DIVISION OF MARKET REGULATION

MS SECURITIES SERVICES INC.
(SEC I.D. No. 8-26804)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MS Securities Services Inc.

We have audited the accompanying statement of financial condition of MS Securities Services Inc. (the "Company") as of November 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MS Securities Services Inc. at November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2007

MS SECURITIES SERVICES INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2006
(In thousands of dollars, except share data)

ASSETS

Cash	$ 2,438
Cash deposited with clearing organization	2,115
Financial instruments owned	292,144
Securities borrowed	139,688,415
Securities received as collateral	249,963
Receivables from affiliate	727,336
Rebates receivable and other assets	610,353
Total assets	$141,572,764

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$139,242,399
Obligation to return securities received as collateral	249,963
Payables to affiliates	506,179
Rebates payable and other liabilities	655,999
Total liabilities	140,654,540
Stockholder's equity:	
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	245,899
Retained earnings	672,324
Total stockholder's equity	918,224
Total liabilities and stockholder's equity	$141,572,764

See Notes to Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

MS Securities Services Inc. (the "Company") is a wholly owned, guaranteed subsidiary of Morgan Stanley & Co. Incorporated ("MS&Co."), which is a wholly owned subsidiary of Morgan Stanley. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of equity securities. In addition, the Company trades state and municipal government securities on a principal basis.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

At November 30, 2006, the Company has disclosed on the statement of financial condition securities borrowed and securities loaned with affiliates of $28,212,188 and $136,060,394, respectively. Receivables from affiliates are primarily funds loaned overnight to MS&Co. on a collateralized basis at prevailing market rates. Payables to affiliate consist primarily of amounts due to Morgan Stanley for income taxes. Rebates receivable and other assets and rebates payable and other liabilities include securities borrowed rebates receivable and securities loaned rebates payable with affiliates of $135,606 and $555,092, respectively.

Note 2 - Summary of Significant Accounting Policies

Cash

Cash consists of cash held on deposit at several financial institutions.

Cash Deposited With Clearing Organization

Represents cash deposited with Options Clearing Corporation.

Financial Instruments Used for Trading

Financial instruments owned, which consist of state and municipal government obligations, are recorded at fair value in the statement of financial condition. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned is based on observable market prices and observable market parameters. Purchases and sales of financial instruments are recorded in the accounts on trade date.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

New Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts. SFAS No. 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities. Effective December 1, 2006, the Company elected early adoption of SFAS No. 157.

Note 3 – Securities Lending Transactions

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with these transactions.

The Company receives collateral in the form of securities in connection with securities borrowed transactions and is permitted to sell or repledge these securities held as collateral to enter into securities lending transactions. At November 30, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $148,645,746, substantially all of which had been repledged.

On the statement of financial condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities

lending transactions, and a corresponding liability, representing the obligation to return securities received as collateral.

The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

Note 4 - Commitments and Contingencies

At November 30, 2006, the Company had approximately $85,940 letters of credit available for use to satisfy various collateral requirements, of which $85,830 was outstanding.

Note 5 - Trading Activities

Trading

The Company trades in fixed income securities, primarily state government and municipal securities. The counterparties to the Company's fixed income transactions include investment advisors, commercial banks, insurance companies, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is protection of the Company's franchise, and reputation and financial standing. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks of the Company. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management philosophy, with its attendant

policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee and the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within the business units.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for the Company and significant changes to the Company's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to the Company's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market and credit risks, and reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department periodically examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable: adheres to established limits for market, credit, and other risks; implements risk measurement, monitoring and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option

prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a Company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. The Market Risk Department also conducts scenario analyses, which estimate the Company's revenue sensitivity to a set of specific, predefined market and geopolitical events.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in state government and municipal securities. The Company seeks to limit concentration risk through the use of systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Note 6 - Income Taxes

The Company is included in the consolidated federal income tax return of Morgan Stanley. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with Morgan Stanley and certain other

subsidiaries of Morgan Stanley. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current and deferred taxes are offset with all other intercompany balances with Morgan Stanley.

Note 7 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the SEC and the New York Stock Exchange. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At November 30, 2006, the Company's net capital, as defined under such rules, was $885,794, which exceeded the minimum requirement by $885,544.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 8 - Fair Value of Financial Information

The majority of the Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash, cash deposited with clearing organization, financial instruments owned, securities borrowed and securities loaned.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2007

MS Securities Services Inc.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of MS Securities Services Inc. (the "Company") for the year ended November 30, 2006 (on which we issued our report dated January 25, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, as the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END